Exhibit 99.2

MANAGEMENT
DISCUSSION & ANALYSIS

For the nine-month period ended September 30, 2024

TABLE OF CONTENTS1

PREAMBLE3

PERIOD COVERED3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS3

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS3

MARKET AND INDUSTRY DATA5

THE COMPANY5

CORPORATE STRUCTURE5

VALUE PROPOSITION6

HIGHLIGHTS6

BUSINESS LINES7

MATAWINIE MINE PROJECT8

Matawinie Mine Demonstration Plant (Phase 1)8

Matawinie Mine (Phase 2)8

BÉCANCOUR BATTERY MATERIAL PLANT PROJECT9

Battery Material Demonstration Plants9

Bécancour Battery Material Plant9

UATNAN MINING PROJECT10

COMMERCIAL STRATEGY10

SALES10

MARKET UPDATE11

RESPONSIBILITIES11

GOVERNANCE12

LEADERSHIP12

RISKS12

FINANCING12

QUARTERLY RESULTS13

THREE AND NINE-MONTH PERIOD RESULTS14

EXPLORATION AND EVALUATION EXPENSES14

BATTERY MATERIAL PLANT PROJECT EXPENSES15

GENERAL AND ADMINISTRATIVE EXPENSES16

NET FINANCIAL COSTS16

LIQUIDITY AND FUNDING17

Management Discussion and Analysis	1

OPERATING ACTIVITIES17

INVESTING ACTIVITIES18

FINANCING ACTIVITIES18

ADDITIONAL INFORMATION18

RELATED PARTY TRANSACTIONS18

OFF-BALANCE SHEET TRANSACTIONS18

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS18

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT18

CONTRACTUAL OBLIGATIONS AND COMMITMENTS19

CAPITAL STRUCTURE19

SUBSEQUENT EVENTS TO SEPTEMBER 30, 202419

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE19

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated November 14, 2024, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (the “Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s condensed consolidated interim unaudited financial statements for the nine-month period ended September 30, 2024, and the consolidated audited financial statements for the years ended December 31, 2023, and December 31, 2022, and related notes. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the nine-month period ended September 30, 2024, with additional information up to November 14, 2024.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the intended construction and commissioning of the Matawinie Mine Project (as defined herein), and the Bécancour Battery Material Plant Project (as defined herein), the intended development of the Matawinie Mine property, the intended development of the Uatnan Mining Project (as defined herein), the intended execution strategy of the Company’s projected development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, the possibility that the powerline may or may not be  operational in due time for the Matawinie Mine Project commissioning phase, the economic performance and product development efforts, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project on favorable terms for the Company, including the completion of the FID (as defined herein), the Company’s development activities and production plans, including the operation of the shaping demonstration plant, the purification demonstration plant, the coating demonstration plant and the concentrator demonstration plant, the ability to achieve the Company’s environmental, social and governance (“ESG”) initiatives, the execution of agreements with First Nations, communities and key stakeholders on favorable terms for the Company, the Company’s ability to provide high-performing and reliable advanced materials while promoting sustainability and supply chain traceability, including the Company’s green and sustainable lithium-ion active anode material initiatives, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for EVs (as defined herein) and energy storage solutions, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the integrated feasibility study, preliminary economic assessment for the Uatnan Mining Project and any other feasibility study and preliminary economic assessments and any information as to future plans, performance and outlook for the Company are or involve forward looking-statements.

Management Discussion and Analysis	3

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, general business and economic conditions, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, mining development activities inherent risks, the speculative nature of mining development, changes in mineral production performance, the uncertainty of processing the Company’s technology on a commercial basis, development and production timetables, competition and market risks; pricing pressures, other risks of the mining industry, and additional engineering and other analysis is required to fully assess their impact, the fact that certain of the initiatives described in this MD&A, are still in the early stages and may not materialize, business continuity and crisis management, political instability and international conflicts; and such other assumptions and factors as set out herein and in this MD&A, and additionally, such other factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca).

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this MD&A, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. Additional information regarding the Company can be found in the most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca).

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A has been reviewed and approved by Eric Desaulniers, geo, President and CEO for NMG, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Further information about the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects”, effective July 6, 2022, and available on SEDAR+ and EDGAR (the “Feasibility Study”). Further information about the Uatnan Mining Project, including a description of key assumptions, parameters, methods, and risks, is available in a technical report following NI 43-101 rules and guidelines, titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project”, effective January 10, 2023, and available on SEDAR+ and EDGAR (the “PEA”).

Disclosure regarding Mineral Reserve and Mineral Resource estimates included herein were prepared in accordance with NI 43-101 and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to U.S. companies. Accordingly, information contained herein may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC reporting and disclosure requirements.

Management Discussion and Analysis	4

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites, and other publicly available information, as well as industry and other data prepared by the Company or on behalf of the Company based on its knowledge of the markets in which the Company operates, including but not limited to information provided by suppliers, partners, customers and other industry participants.

The Company believes that the market and economic data presented throughout this MD&A is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this MD&A are not guaranteed and the Company does not make any representation as to the accuracy of such data and the Company does not undertake to update or revise such data. Actual outcomes may vary materially from those forecasted in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange.

The Company’s consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of IFRS applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

Management Discussion and Analysis	5

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

NMG is an integrated company developing responsible mining and advanced manufacturing operations to supply the global economy with carbon-neutral active anode material to power electric vehicles (“EV”) and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Vision	Drive the transition to a decarbonized and just future through sustainable graphite-based solutions.
Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.
Values	Caring, responsibility, openness, integrity, and entrepreneurial spirit.

Based in Québec, Canada, the Company’s activities are focused on the planned Matawinie graphite mine and concentrator (the “Matawinie Mine”) and the planned commercial value-added graphite products transformation plant (the “Bécancour Battery Material Plant”), both of which are progressing concurrently towards commercial operations. NMG is also planning the development of the Uatnan mining project (the “Uatnan Mining Project”) as a subsequent expansion phase. Underpinning these projects are NMG’s world-class Matawinie and Lac Guéret graphite deposits and clean hydroelectricity powering its operations. The Company is developing what is projected to be North America’s first and largest fully integrated natural graphite production.

HIGHLIGHTS

»	Integrated feasibility study for NMG’s Phase-2 Matawinie Mine and Bécancour Battery Material Plant advancing to optimize production parameters, engineering, and cost projections, with the updated results expected early in Q1-2025.
»	Active work with Panasonic Energy and GM (collectively NMG’s “Anchor Customers”) to advance product qualification, project execution, commercial, and corporate requirements associated with the respective offtake agreements with a view to underpin a Phase-2 development.
»	On-going project financing activities for the Company’s Phase 2 including cumulative expressions of interest for approximately $1.4 billion comprised of potential lenders, Anchor Customers and institutional equity investors.
»	Eligibility to a refundable investment tax credit from the Canadian government estimated at about $350 million for the Phase-2 facilities.
»	Detailed engineering of Phase-2 facilities progressing with key engineering firms, supporting the preparation of purchase orders for vendor engineering and long-lead items.
»	Electrification program progressing well; Matawinie Mine’s 120kV electrical substation contract awarded to ABB, construction planning underway for the powerline to supply the mine with clean hydropower, and development of zero-emission mining equipment by Caterpillar Inc. (“Caterpillar”).
»	Even in the pressured market, 11.2% year-to-date gain on graphite prices (Benchmark Mineral Intelligence, September 2024) and 11.5 million EV sales (Rho Motion, October 2024); GM among manufacturers experiencing significant progress on EV market shares (GM, October 2024).

Management Discussion and Analysis	6

»	Appointment of Stéphane Leblanc to the Board of Directors and Karine Doucet to the position of Vice President Human Resources.
»	Continued engagement with First Nations and community to inform project execution and maximize local benefits.
»	Twelve-month rolling total recordable injury frequency rate of 1.73 and severity rate of 0.86 at the Company’s facilities; and no major environmental incidents.
»	Period-end cash position of $56,502.

BUSINESS LINES

Striving to establish a local, carbon-neutral, and traceable turnkey supply of graphite-based advanced materials for the Western World, the Company is advancing an integrated business operation, from responsible mining to advanced manufacturing. NMG is extracting and processing natural flake graphite to produce active anode material in its demonstration plants, an essential component in lithium-ion batteries used in EVs, energy storage solutions, and consumer technology applications.

The Company is carrying out a phased-development plan for its Matawinie Mine and Bécancour Battery Material Plant (respectively, with the applicable demonstration plants, the “Matawinie Mine Project” and “Bécancour Battery Material Plant Project”) to derisk its projects and advance towards commercial operations. To support growth and meet customers’ demand beyond its Phase 2, the Company is planning the development of the Uatnan Mining Project targeted as NMG’s Phase-3 expansion.

Management Discussion and Analysis	7

Matawinie Mine Project
Phase 1: Matawinie Mine Demonstration Plant
Concentrator Demonstration Plant	In production.
Phase 2: Matawinie Mine	Some groundworks completed; concrete-ready in preparation for launch of construction. Detailed engineering, construction planning, and procurement strategy advancing diligently.
Bécancour Battery Material Plant Project
Phase 1: Battery Material Demonstration Plants
Shaping Demonstration Plant	In production.
Purification Demonstration Plant	In production.
Coating Demonstration Plant	In production.
Phase 2: Bécancour Battery Material Plant	Preliminary works started. Active engineering based on Anchor Customers’ specifications underway to update operational parameters and optimize CAPEX in view of FID.
Uatnan Mining Project
Phase 3: Uatnan Mining Project	PEA completed; detailed work plan for subsequent studies ready for deployment. Assessment of potential sites for processing plants initiated.

MATAWINIE MINE PROJECT

NMG is advancing the development of its flagship Matawinie graphite property, in which the Company owns a 100% interest, to produce about 103,000 tonnes per annum (“tpa”) of graphite concentrate over the 25-year life of mine.

Matawinie Mine Demonstration Plant (Phase 1)

Since 2018, the Company has been operating a concentrator demonstration plant to qualify the Company’s graphite products, improve processes ahead of commercial operations, train employees, and test innovative technologies of tailings management and site restoration.

Matawinie Mine (Phase 2)

Following the issuance of the governmental decree authorizing the project, NMG carried out early works as of 2021 to build the access road connecting the project to the local highway, prepare the site for the mine industrial platform and build key environmental infrastructure. The site is now concrete-ready in preparation for the upcoming construction once FID is reached.

The Company is advancing an integrated project team (“IPT”) model where NMG’s owner team is assisted by strategic partners in engineering, procurement, construction management and project controls. The IPT strategy offers several advantages, including greater control over the project's direction as well as reduced project management and engineering costs.

Management Discussion and Analysis	8

»	Detailed engineering is progressing with key engineering firms for both the concentrator and mining infrastructure, supporting the preparation of purchase orders for vendor engineering and long-lead items.
»	The 120kV electrical substation contract was awarded to ABB. ABB will lead construction of the substation as the primary connection point between the mining site and Hydro-Québec’s hydropower line, enabling full electrification of the Matawinie Mine using renewable energy. NMG will benefit from technical expertise and dedicated resources overseeing engineering, supply, commissioning, and start-up of the substation.
»	Complimentary procurement activities are being deployed in preparation of the first construction packages for tendering, including direct meetings with local and Indigenous businesses representatives to document the capacity, service offerings and availability of businesses in the region.
»	Cost projections reflecting the advancement in engineering, cost optimization, procurement, and construction planning are being finalized as part of the updated integrated feasibility study underway.
»	NMG’s project team continues to advance the construction preparation with Construction Manager Pomerleau, to outline the execution plan, detailed construction sequence and schedule, contracting strategy, as well as health and safety, environment, and quality programs.
»	Permit/authorization applications for the upcoming construction are being submitted in line with the project execution schedule.

The Company’s electrification program is making tangible progress. Hydro-Québec, which NMG has mandated to build and operate the 120-kV electrical line set to connect the Matawinie Mine to the provincial hydropower network, is now actively updating execution plans, meeting with landowners and key stakeholders, and preparing construction activities. The powerline is set to be operational in time for the Matawinie Mine commissioning phase.

In parallel, Caterpillar continues to advance the development of zero-exhaust emission equipment for the mining industry, including NMG’s Matawinie Mine. NMG participated in a site visit at Caterpillar’s Tucson Proving Ground involving live field demonstrations of zero-exhaust emission Early Learner machines and prototypes, including battery-electric haulage and charging solutions in the 70 to 100-ton-class. NMG’s technical team is actively collaborating with Caterpillar to support the development, testing and deployment of an integrated site solution for the Matawinie Mine covering the fleet, charging infrastructure and operating site management.

BÉCANCOUR BATTERY MATERIAL PLANT PROJECT

The Company’s planned Bécancour Battery Material Plant constitutes NMG’s comprehensive advanced manufacturing platform for graphite refining. It is set to produce approximately 43,000 tpa of active anode material plus other specialty products.

Battery Material Demonstration Plants

The Company is producing active anode material as per its Anchor Customers’ and other potential customers’ specifications via its commercial-scale equipment modules. In addition to supporting commercial engagement, production at Phase-1 facilities enables advancement of engineering, vendor selection for Phase-2 equipment, and refinement of operational parameters.

»	Multiple samples produced during the period to support product qualifications with Anchor Customers and other tier-1 battery/EV manufacturers.
»	Site visits by customers enabling the harmonization of test protocols at NMG’s battery laboratory.

Bécancour Battery Material Plant

The Company is actively working on updating the feasibility study for its integrated ore-to-anode-material Phase 2. The Bécancour Battery Material Plant, including production parameters, engineering and cost projections, is being updated to

Management Discussion and Analysis	9

reflect Anchor Customers’ product specifications. The exercise aims at optimizing all aspects of the facility plans, from process and technological trade-offs – looking specifically at the shaping, purification, and coating processes – to equipment selection, energy efficiency and engineering, in order to design, finance, and build a competitive value-added operation. Management expects the results of the updated integrated feasibility study to be ready early in Q1-2025.

In parallel, NMG is carrying over the same IPT execution strategy as the Matawinie Mine to prepare for the construction of its Phase-2 Bécancour Battery Material Plant.

»	NMG’s project team is working closely with its Construction Manager to prepare key deliverables for the pre-construction phase, including a detailed construction sequence and schedule, the contracting strategy, as well as health and safety, environment, and quality programs.
»	Initial works carried out to prepare the site ahead of construction.

UATNAN MINING PROJECT

Leveraging the Lac Guéret Property, now wholly-owned by NMG, the Uatnan Mining Project is being planned with a focus on battery material feedstock to support current commercial discussions and favorable market conditions, with a targeted production of approximately 500,000 tpa of graphite concentrate over a 24-year life of mine, based on the preliminary economic assessment published in 2023 in accordance with NI 43-101 (the “PEA”).

NMG has mapped out a detailed workplan to enable the preparation of a feasibility study, including geological, environmental and social components. An initial technical and economic planning study covering camp and logistics requirements is underway.

The Company has initiated the assessment of industrial sites for the establishment of battery material plants to refine the future Uatnan graphite concentrate production.

COMMERCIAL STRATEGY

SALES

The Company is working closely with its Anchor Customers to advance the product qualification, project execution, commercial and corporate requirements associated with the respective offtake agreements with the objective of supporting Phase-2 development. This work involves the full review of Phase-2 plans, both technical and financial, to ensure that all key contractual components are aligned prior to launching Phase-2 construction and all conditions to the Anchor Customers’ multi-year offtake obligations and additional equity subscription commitments can be met. Results from the updated feasibility study are among those key deliverables.

The Company's contracts with its Anchor Customers contain conditions precedent which require the Company to have made a positive decision with respect to FID and entered into certain other project-related agreements by certain fixed dates, failing which the Anchor Customers may terminate their contracts with the Company. Those dates will be exceeded. The Company and its Anchor Customers are working collaboratively toward FID and are in discussions to update the project timeline, including for the satisfaction of these conditions precedent.

In addition, NMG is actively engaged with other tier-1 potential customers interested in signing offtake agreement(s) for the balance of its Phase-2 active anode material production accompanied by strategic investments. The Company’s Phase-1 operations support technical marketing and product qualification efforts with said manufacturers.

Management Discussion and Analysis	10

MARKET UPDATE

The global supply of natural graphite remains robust, with China continuing to dominate the market. The overcapacity in China results in intense competition and a pressured market. Nonetheless, the prices for natural graphite continue their correction with a 11.2% year-to-date gain on the Benchmark Flake Graphite Price Index (Benchmark Mineral Intelligence, September 2024). The stability in pricing, coupled with the growing demand, indicates a healthy market outlook for natural graphite.

Indeed, the lithium-ion battery manufacturing for EVs and energy storage systems approaches the 10 TWh landmark by 2030 as gigafactories continue to be added to the pipeline (Benchmark Mineral Intelligence, October 2024). Anchor Customer Panasonic Energy announced strategic partnerships with Mazda and Subaru as part of its plans to the supply of next-generation automotive lithium-ion batteries (Panasonic Energy, September 2024).

After surpassing 1 million EV sales for the first time in August 2024, September reached another record with 1.7 million EVs for a total of 11.5 million EVs year-to-date (Rho Motion, October 2024). Among the manufacturers supporting this trend is GM, which has been making significant progress on EV profitability, rising sales (60% year-over-year increase), and market share growth. GM has invested in a dedicated EV platform, U.S. battery cell manufacturing, and flexible assembly capacity to buttress its EV strategy (GM, October 2024).

Echoing the U.S. trade restrictions, Canada has announced a 100% surtax on Chinese-made EVs starting October 2024. The Canadian government is also exploring potential tariffs on graphite and other minerals, materials and products associated with the energy transition in response to Chinese trade practices in critical manufacturing sectors.

Market conditions remain favorable to NMG’s business strategy, especially with long-term incentives and trade instruments from Western governments targeting onshoring and friendshoring of battery materials. Furthermore, NMG believes in the eventual decoupling from China of the pricing for active anode material in North America based on geopolitical dynamics, ESG advantages and logistical gains.

RESPONSIBILITIES

On a foundation of accountability with a view to contributing to global sustainability goals, NMG publishes an annual ESG Report to present its governance of material topics, disclose its performance, and highlight significant milestones and targets. The 2023 ESG Report was issued on May 15, 2024, and is available on NMG’s website.

For the twelve-month rolling period ended September 30, 2024, NMG reported a total recordable injury frequency rate of 1.73 and severity rate of 0.86 at the Company’s facilities. There were no environmental incidents during this period.

The Company has consulted and continues to engage with First Nations, communities and key stakeholders as it develops its projects.

»	Discussions between NMG and the Atikamekw First Nation of Manawan are progressing well toward the adoption of an Impact and Benefit Agreement for the Matawinie Mine in line with the two previously signed agreements.
»	NMG is also engaged in an open dialogue with the W8banaki First Nation; territory guardians were consulted prior to preliminary works on NMG’s Bécancour land.
»	Local stakeholders were met and informed by Hydro-Québec and NMG on the upcoming construction of the powerline for the Phase-2 Matawinie Mine.

Originating from NMG’s stakeholder engagement and commitment to harmonious integration, a four-season recreational center is being implemented adjacent to the Matawinie Mine. The non-profit organization leading the project, espace nature Haute-Matawinie, has secured over $4.1 million in government funding and community investments, including contributions from NMG, to support construction and operations. The center will offer recreational, sporting, educational,

Management Discussion and Analysis	11

and cultural activities for the local community and visitors, enhancing the region’s quality of life and economic development. Infrastructure will include a graphite interpretation center, 35 kilometers of trails, a 360° observation tower, and a service building. Set to open in late 2025, the center is expected to attract 20,000 visitors and hire 9 people, offering long-term benefits beyond the life of the mine. This project is part of NMG’s sustainable development pledge and demonstrates the Company’s commitment to a socially responsible operation that generates shared value.

GOVERNANCE

LEADERSHIP

Director Stephanie Anderson will be leaving the Company after two years. NMG thanks Stephanie for her tenure; her technical skillset and careful judgment have contributed significantly to the Company’s development and sound governance.

The Company has appointed Stéphane Leblanc (ex-Managing Partner/CEO at Rio Tinto Iron & Titanium), a senior mining executive with over 30 years of experience in the industry, to its Board of Directors. The Board of Directors is supported by: the Audit Committee, the Human Resources Committee, the Governance Committee, the ESG Committee, and the Projects and Development Committee. Charters are available on the Corporation’s website at www.NMG.com.

NMG has recruited Karine Doucet to the position of Vice President, Human Resources. With over 20 years of experience in human capital management, Mrs. Doucet will lead the next phase of corporate and operational design for the Company’s workforce with a view to strengthen talent acquisition and management, leadership development, and labor relations.

RISKS

The Company operates in an industry that contains various risks and uncertainties. The Company's contracts with its Anchor Customers contain conditions precedent which require the Company to have made a positive decision with respect to FID and entered into certain other project-related agreements by certain fixed dates, failing which the Anchor Customers may terminate their contracts with the Company. Those dates will be exceeded. The termination of either of those contracts would have a material adverse impact on the Corporation’s business, ability to obtain additional financing, financial performance and operations.

For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form on file on the Company’s profile on SEDAR+ and on EDGAR.

FINANCING

As the issuance of the updated feasibility study for its fully vertically integrated Phase-2 operations nears, NMG is accelerating financing activities in preparation for FID. Since the launch of project financing efforts, the Company has received cumulative expressions of interest from potential lenders, Anchor Customers and institutional equity investors of approximately $1.4 billion for its Phase-2 project financing. Presentations, site visits, due diligence reviews, and regular meetings provide financial partners with visibility and comfort on the Company’s project, execution strategy, and risk management. Although management believes that FID will occur, no assurance can be given that those expressions of interest will be converted into a positive FID.

The financing structure is set to include Panasonic and GM’s respective Tranche-2 investments announced in February 2024, in conjunction with their respective offtake agreements. Upon a positive FID decision and meeting of established conditions, the Anchor Customers, directly or through an affiliate, or together with potential co-investors, would participate in future funding for a total amount valued at approximately US$275 million.

Management Discussion and Analysis	12

A third-party assessment of the Company’s Phase-2 CAPEX eligibility to the new Canadian Investment Tax Credit for Clean Technology Manufacturing indicate a potential for securing approximately $350 million through this refundable tax credit. NMG is designing its capital structure to leverage such fiscal incentives along with strategic debt and equity facilities.

QUARTERLY RESULTS

During the three-month period ended September 30, 2024, the Company recorded a net loss of $8,062 (net loss of $15,526 in 2023), a basic and diluted loss per share of $0.07 (basic and diluted loss per share of $0.26 in 2023).

Description	Q3-2024	Q2-2024	Q1-2024	Q4-2023
	(note a)	(note b)	(note c)	(note d)
	$	$	$	$
Revenue	—	—	—	—
Net loss (income)	8,062	11,082	32,237	16,575
Basic loss (earnings) per share	0.07	0.10	0.43	0.27
Diluted loss (earnings) per share	0.07	0.10	0.43	0.27

Description	Q3-2023	Q2-2023	Q1-2023	Q4-2022
	$	$	$	$
Revenue	—	—	—	—
Net loss (income)	15,526	(1,264)	25,146	4,836
Basic loss (earnings) per share	0.26	(0.02)	0.45	0.09
Diluted loss (earnings) per share	0.26	0.02	0.45	0.13

a)	The net loss in Q3-2024 decreased by $7,464 compared to Q3-2023, mainly due to a $10,254 gain from the fair value revaluation of the derivative warrant liability and a reduction in interest expenses following the settlement of the convertible notes with Mitsui and Pallinghurst on May 2, 2024. This is partially offset by increased vesting expenses for stock options and higher engineering costs related to the ongoing updated feasibility study for the Phase-2 Bécancour Battery Material Plant.
b)	The net loss in Q2-2024 increased by $12,346 compared to Q2-2023 mainly due to the progress of engineering studies for the Phase-2 Bécancour Battery Material Plant, increased vesting expenses of stock options due to additional options granted to key employees that vest upon FID, a gain of $16,529 in 2023 (nil in 2024) related to the fair value revaluation of the embedded derivatives partially offset with the loss on the convertible notes settlement of $7,548 in 2024 (nil in 2023).
c)	The net loss in Q1-2024 increased by $7,091 compared to Q1-2023 mainly due to the $18,625 expense recorded in the consolidated statement of loss and comprehensive loss related to the acquisition of the Lac Guéret Property from Mason, increased engineering and depreciation expenses representing $2,576 for the Bécancour Battery Material Plant Project segment, partially offset by a $5,955 gain related to the fair value revaluation of the derivative warrant liability in Q1-2024. However, this was also offset with the $10,041 loss related to the fair value revaluation of the embedded derivatives of the convertible notes in Q1-2023 (nil in Q1-2024).
d)	The net loss in Q4-2023 increased by $11,739 compared to Q4-2022 mainly due to a gain of $11,199 in the fourth quarter of 2022 related to the fair value adjustment of the embedded derivatives on the convertible notes.

Management Discussion and Analysis	13

THREE AND NINE-MONTH PERIOD RESULTS

EXPLORATION AND EVALUATION EXPENSES

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Wages and benefits (a)	905	684	2,978	2,274
Share-based compensation (b)	344	149	868	349
Consulting fees (c)	20	6	63	1,607
Materials, consumables, and supplies	170	166	506	511
Maintenance and subcontracting	126	177	414	452
Geology and drilling	—	—	—	8
Utilities	91	83	271	279
Depreciation and amortization	65	64	193	201
Other	82	58	193	190
Uatnan Mining Project (d)	19	—	18,674	99
Grants	(2)	(5)	(29)	(83)
Tax credits	(60)	(52)	(304)	(171)
Exploration and evaluation expenses	1,760	1,330	23,827	5,716

a)The increase of $221 and $704 in wages and benefits for the three and nine-month periods ended September 30, 2024, respectively, is mainly due to new personnel hired to support Phase-2 project.
b)The increase of $195 and $519 in share-based compensation expenses for the three and nine-month periods ended September 30, 2024, respectively, is mainly due to additional options granted to key employees in April 2024 that vest upon a positive FID.
c)The decrease of $1,544 in consulting fees for the nine-month period ended September 30, 2024 is mainly due to the definitive agreement signed with Caterpillar in 2023.
d)The increase of $18,575 for the nine-month period ended September 30, 2024 is due to the acquisition of the Lac Guéret Property on January 31, 2024. For more details on the accounting treatment of this transaction, refer to note 11 of the condensed consolidated interim financial statements.

Management Discussion and Analysis	14

BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Wages and benefits (a)	1,599	1,326	4,283	3,292
Share-based compensation	189	93	459	242
Engineering (b)	5,590	1,760	11,952	4,802
Consulting fees	197	258	597	804
Materials, consumables, and supplies	553	453	1,743	1,565
Maintenance and subcontracting	635	717	1,774	1,593
Utilities	76	86	355	382
Depreciation and amortization (c)	1,765	2,499	6,661	5,120
Other	63	52	206	143
Grants	(127)	(262)	(385)	(729)
Tax credits	(106)	(192)	(446)	(526)
Battery Material Plant project expenses	10,434	6,790	27,199	16,688

a)	The increase of $991 in wages and benefits for the nine-month period ended September 30, 2024 is mainly due to new personnel hired to support the increased activities of the Phase-2 Bécancour Battery Material Plant project.
b)	The increase of $3,830 and $7,150 in engineering expenses for the three and nine-month periods ended September 30, 2024, respectively, is mainly due to ongoing work on updating the feasibility study, which is scheduled to be completed early in Q1-2025.
c)	The increase of $1,541 for the nine-month period ended September 30, 2024 is mainly due to the depreciation expenses related to the Coating Demonstration Plant and a second unit for the Shaping Demonstration Plant, both being placed in service during the second quarter of fiscal year 2023. The decrease of $734 for the three-month period ended September 30, 2024 is mainly due to the end of the useful life for production equipment at the purification demonstration plant.

Management Discussion and Analysis	15

GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended		For the nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Wages and benefits	1,715	1,681	5,344	5,380
Share-based compensation (a)	1,422	622	4,071	1,661
Professional fees (b)	494	632	2,602	2,045
Consulting fees (c)	505	391	1,393	1,844
Travelling, representation and convention	263	98	714	655
Office and administration (d)	1,202	1,344	4,128	5,436
Stock exchange, authorities, and communication	98	93	381	345
Depreciation and amortization	49	62	169	187
Loss on write-off/disposal of property, plant and equipment (e)	1,098	—	1,098	5
Other financial fees	19	4	27	16
Grants	—	—	(46)	—
General and administrative expenses	6,865	4,927	19,881	17,574

a)

The increase in share-based compensation expenses of $800 and $2,410 for the three and nine-month periods ended September 30, 2024, respectively, is due to additional options granted to key employees in April 2024 that vest upon a positive FID.

b)

The increase in professional fees of $557 for the nine-month period ended September 30, 2024 is mostly due to legal fees attributable to the warrants granted in the private placement with GM and Panasonic completed in February 2024, and the private placement with Mitsui and Pallinghurst completed in May 2024.

c)

The decrease in consulting fees of $451 for the nine-month period ended September 30, 2024 is mostly due to preliminary technical audits and due diligence activities in connection with the project financing debt package in 2023. Due diligence fees are anticipated to increase in the coming months in preparation of FID.

d)	The decrease in office and administration fees of $1,308 for the nine-month period ended September 30, 2024, respectively, is mainly due to lower Director & Officer insurance fees.
e)

The increase of $1,098 and $1,093 for the three and nine-month periods ended September 30, 2024, respectively, is related to the demolition of several cottages near the mine in August 2024. The demolition resulted in a write-off of $1,098 in the consolidated statements of loss and comprehensive loss. The land on which these cottages were built will continue to be utilized for potential future auxiliary installations that will support the mining project.

NET FINANCIAL COSTS

The decrease of $18,953 in financial costs for the nine-month period ended September 30, 2024 is mainly due to the gain of $30,819 related to the fair value revaluation of the derivative warrant liability. This is partially offset by the loss on the settlement of convertible notes of $7,548, following the completion of the private placement with Mitsui and Pallinghurst on May 2, 2024, combined with the gain of $7,935 related to the fair value revaluation of the embedded derivatives of the convertible notes in 2023 (nil in 2024).

Management Discussion and Analysis	16

LIQUIDITY AND FUNDING

As at September 30, 2024, the difference between the Company’s current assets and current liabilities was $26,156, including $56,502 in cash and cash equivalents.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at September 30, 2024, the Company’s short-term liabilities totalling $35,315 ($65,608 as at December 31, 2023) have contractual maturities of less than one year and are subject to normal trade terms, except for the convertibles notes that are convertible into units and the derivative warrant liability, which entitle the holder to acquire common shares. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

				As at September 30, 2024
	Carrying	Contractual	Remainder of	Year	Year	2027 and
	amount	cash flows	the year	2025	2026	Onward
Accounts payable and other	12,974	12,974	12,974	—	—	—
Lease liabilities	1,822	2,092	137	548	370	1,037
Borrowings	1,075	1,200	75	300	300	525
Convertible Notes – Host[i]	14,814	16,874	—	16,874	—	—

[i]The Convertible Note is converted at the spot rate as at September 30, 2024.

For the nine-month period ended September 30, 2024, the Company had an average monthly cash expenditure rate of approximately $4,914, including additions to property, plant and equipment, deposits to suppliers and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flows from operating activities in future periods at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

	For the nine-month periods ended
Cash flows provided by (used in)	September 30, 2024	September 30, 2023
	$	$
Operating activities before the net change in working capital items	(36,267)	(30,352)
Net change in working capital items	1,081	1,384
Operating activities	(35,186)	(28,968)
Investing activities	(9,043)	(8,714)
Financing activities	64,479	26,511
Effect of exchange rate changes on cash and cash equivalents	(80)	(160)
Increase (decrease) in cash and cash equivalents	20,170	(11,331)

OPERATING ACTIVITIES

For the nine-month period ended September 30, 2024, cash outflows from operating activities totalled $35,186, while cash outflows totalled $28,968 for the same period in 2023. The cash outflows were higher due to a greater net loss, as described in the above sections, when excluding non-cash items.

Management Discussion and Analysis	17

INVESTING ACTIVITIES

For the nine-month period ended September 30, 2024, cash used in investing activities totalled $9,043 whereas for the same period in 2023 investing activities totalled $8,714. The variance is mainly due to greater investments in property, plant, and equipment in 2024 for both the Phase-2 Matawinie Mine and the Phase-2 Bécancour Battery Material Plant, partially offset by higher grants cashed in connection with the coating demonstration plant in 2023.

FINANCING ACTIVITIES

For the nine-month period ended September 30, 2024, the Company had net cash receipts related to financing of $64,479 whereas for the same period in 2023, cash inflows related to financing activities totalled $26,511. The variance is mainly due to the closing of the private placement with GM and Panasonic for gross proceeds of $67,870 in 2024.

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	$	$	$	$
Key management compensation
Employee benefit expenses	540	479	1,660	1,729
Share-based payments	1,303	483	3,146	908
Board fees	219	213	666	665

During the nine-month period ended September 30, 2024, the Company incurred interest fees to Mitsui, Investissement Québec, and Pallinghurst. For more details, refer to note 8 of the condensed consolidated interim financial statements.

During the three-month period ended September 30, 2024, the Company repurchased a 1% NSR from Pallinghurst Graphite International Limited, along with a second NSR of 0.2% from Pallinghurst Bond Limited. For more details on these transactions, refer to note 6 of the condensed consolidated interim financial statements.

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

Refer to note 3, 4 and 5 in the condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2024, and notes 3, 4, and 5 in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 17 in the condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2024.

Management Discussion and Analysis	18

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to note 18 in the condensed consolidated interim unaudited financial statements for the three and nine-month periods ended September 30, 2024.

CAPITAL STRUCTURE

As at November 14, 2024
Common shares	112,578,651
Options	8,020,750
Warrants	43,750,000
Warrants - Convertible Notes	2,500,000
Convertible Notes	2,500,000
Other reserves - settlement of interests on Convertible Notes	968,245
Fully diluted	170,317,646

SUBSEQUENT EVENTS TO SEPTEMBER 30, 2024

There are no subsequent events to report.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

The Company is required to comply with National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The certification of interim filings requires us to disclose in the MD&A any changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We confirm that no such changes were made to the internal controls over financial reporting during the three and nine-month periods ended September 30, 2024. The Chief Executive Officer and Chief Financial Officer have signed form 52-109F1, Certification of Annual Filings, which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov.). These documents and other information about NMG may also be found on our website at www.nmg.com.

November 14, 2024

/s/ Eric Desaulniers	/s/ Charles-Olivier Tarte
Eric Desaulniers, géo., M.Sc.	Charles-Olivier Tarte, CPA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	19